FOR IMMEDIATE RELEASE

Thomson Reuters Shareholders Approve Unification of Dual Listed Company Structure

NEW YORK, NY, August 7, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN), the world’s leading source of intelligent information for businesses and professionals, today announced that its shareholders overwhelmingly approved the proposal to unify its dual listed company (DLC) structure at meetings held in Toronto and London.

“We are very grateful for the strong support we received for this proposal, as shareholders in the UK, North America and around the world have recognized what a simpler, more efficient and less costly capital structure can do to support our business and the trading of our shares,” said Thomas H. Glocer, chief executive officer of Thomson Reuters. “Importantly, the unification will have no impact on the company’s operations, strategy, financial position or employees, and London will remain a key center for Thomson Reuters.”

On August 25, 2009, Thomson Reuters will seek UK court approval for the proposed unification. If court approval is obtained, the last day of trading in Thomson Reuters PLC ordinary shares on the London Stock Exchange and American Depositary Shares (ADSs) on Nasdaq will be on September 9, 2009, and the unification will close on September 10, 2009. A more detailed expected timetable of key dates related to the proposed unification is provided below.

As a requirement of the DLC structure, Thomson Reuters Corporation and Thomson Reuters PLC shareholders voted separately at today’s meetings. Votes were conducted by ballot. The matters set out below are described in greater detail in the management information circular and notices of meeting mailed to shareholders prior to the meetings.

Voting Results – Shareholder Meetings

Thomson Reuters Corporation

Special Meeting of Shareholders

The resolution to approve the unification of Thomson Reuters DLC structure and related matters was approved.

Votes For	% Votes For	Votes Against	% Votes Against	Total Votes
565,992,733	99.56	2,478,592	0.44	568,471,325

Thomson Reuters PLC

Court Meeting of Shareholders

The scheme of arrangement was approved.

Votes For	% Votes For	Votes Against	% Votes Against	Total Votes
123,720,469	97.34	3,376,353	2.66	127,096,822

Thomson Reuters Shareholders Approve DLC Unification

General Meeting of Shareholders

The resolution to approve the unification of Thomson Reuters DLC structure and related matters was approved.

Votes For	% Votes For	Votes Against	% Votes Against	Total Votes	Votes Withheld
124,061,990	97.44	3,255,032	2.56	127,317,022	882,443

Proposed DLC Unification
Expected Timetable of Key Events as of August 7, 2009

Deadline for submitting Transfer Election Forms	11:30 a.m. (EDT) / 4:30 p.m. (BST) on August 24, 2009
Thomson Reuters PLC Court Hearing to approve the Scheme and the Thomson Reuters PLC Reduction of Capital	August 25, 2009
Deadline for settlement and registration of transfers in Thomson Reuters PLC shares for inclusion in the Scheme	1:00 p.m. (EDT) / 6:00 p.m. (BST) on September 9, 2009
Scheme record time	1:00 p.m. (EDT) / 6:00 p.m. (BST) on September 9, 2009
Expected effective date of Unification and the Scheme	September 10, 2009
Cancellation of listing of Thomson Reuters PLC ordinary shares from the London Stock Exchange	3:00 a.m. (EDT) / 8:00 a.m. (BST) on September 10, 2009
Delisting of Thomson Reuters PLC ADSs from Nasdaq	8:00 a.m. (EDT) / 1:00 p.m. (BST) on September 10, 2009
Latest date for settlement in CREST of Thomson Reuters Corporation Depository Interests (DIs)	8:00 a.m. (EDT) / 1:00 p.m. (BST) on September 24, 2009

Thomson Reuters Shareholders Approve DLC Unification

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the New York Stock Exchange (NYSE: TRI); Toronto Stock Exchange (TSX: TRI); London Stock Exchange (LSE: TRIL); and Nasdaq (NASDAQ: TRIN). For more information, go to www.thomsonreuters.com.

CONTACTS

Fred Hawrysh Senior Vice President, Corporate Affairs +1.646 223 5285 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations +1.646 223 5288 frank.golden@thomsonreuters.com

Victoria Brough Head of External Affairs, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com